Lang Michener LLP
BARRISTERS & SOLICITORS

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File Number: 57532-0018-Letters

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Direct Line: (604) 691-7445
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E-Mail: tdeutsch@lmls.com

June 6, 2007

Filed as correspondence on EDGAR and faxed; with all materials delivered

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549-7010
Mail Stop 3561

Attention: Mr. H. Christopher Owings, Assistant Director

Dear Mr. Owings:

Re:

Naturally Advanced Technologies Inc. (the "Company")
Form 10-QSB for Fiscal Quarter Ended September 30, 2006 filed November 14, 2006
Form 10-KSB for Fiscal Year Ended December 31, 2005 filed March 30, 2006
Form 10-QSB for Fiscal Quarter Ended September 30, 2005 filed November 14, 2005
File No. 0-50367
Response to SEC Comment Letter dated March 12, 2007

We are counsel for the above-referenced Company and we are pleased to respond, on behalf of the Company, to the most recent comments of the reviewing staff (the "Staff") of the Securities and Exchange Commission (the "SEC") as set forth in the SEC's comment letter of March 12, 2007 in this matter (the "Recent SEC Letter"), as addressed to the Company and therein responding to our firm's previous response letter of November 9, 2006 in this matter (the "Previous Response Letter"), as addressed to the SEC and therein responding to the SEC's previous comment letter of April 26, 2006 relating to this matter (the "Previous SEC Letter").

In this regard we confirm, on behalf of the Company, that the following amended forms (collectively, the "Amended Forms") are enclosed for the Staff's review:

1.         Form 10-QSB for Fiscal Quarter Ended September 30, 2006 (one clean and one marked to show all changes from the November 14, 2006 filing);

2.         Form 10-KSB for Fiscal Year Ended December 31, 2005 (one clean and one marked to show all changes from the March 30, 2006 filing); and

3.         Form 10-QSB for Fiscal Quarter Ended September 30, 2005 (one clean and one marked to show all changes from the previous draft submitted to the Staff with the Previous Response Letter dated November 9, 2006).

The following, therefore, we confirm, are responses addressing only the Staff's comments in the Recent SEC Letter; it being presumed that the balance of the Company's responses to the Previous SEC Letter, as set forth in the Previous Response Letter, have been accepted by the Staff. We also confirm that the Staff's comments in the Recent SEC Letter are sequentially numbered as set forth therein hereinbelow and that the Company's responses set forth hereinbelow refer to each of the Staff's comments, where applicable, by number and by citing the location of each response thereto in the relevant and enclosed Amended Forms. We also confirm that the comments of Staff are in italics below while the Company's responses follow in bold. All dollar amounts stated herein are expressed in United States Dollars unless otherwise stated.

As a preliminary statement we thank both you and the remaining Staff very much for the opportunity of working with you in connection with the Company's Amended Forms filing.

Staff Comment:

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

Controls and Procedures

1.         We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures "[w]ere effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms." As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire definition. Please confirm that in future filings, you will revise to also disclose, if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response:        We thank the Staff for its comments in this regard and hereby confirm that the Company has revised its disclosure to include the complete definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e). In addition, the Company has advised us that it confirms that in future filings, the Company will disclose, if true, that its disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Staff Comment:

Exhibits 31.1 and 31.2

2.         Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B is required. For example, throughout the certification, the term "registrant" should be replaced with "small business issuer". Further, paragraph 4 appears to inappropriately include the term "we." Please confirm that in future filings, your 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B.

Response:       We thank the Staff for its comments in this regard and hereby confirm that the Company has revised the certifications included as Exhibits 31.1 and 31.2 to conform to the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B. In addition, the Company has advised us that it confirms that in future filings, its 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B.

Staff Comment:

Form 10-KSB for Fiscal Year Ended December 31, 2005

Consolidated Statement of Stockholders' Equity, page 46

3.         Please revise the description of the line item "Gain on Sale of subsidiary shares" to a title that more appropriately reflects the nature of the line item. In your revised title, avoid using the term "gain" as this suggests activity typically reported in the statement of operations.

Response:       We thank the Staff for its comments in this regard and hereby confirm that the Company has revised the description of the above-referenced line item to have the following title: "Increase in equity from sale of Crailar shares".

Staff Comment:

Form 10-QSB for the Fiscal Quarter Ended September 30, 2005

Management's Discussion and Analysis or Plan of Operations, page 21

4.         We have reviewed the revisions you made in your filing in response to comment 7 in our letter dated April 26, 2006. Please further revise the discussions throughout your MD&A that pertain to your removal of the $975,469 gain originally recorded on the sale of 1,300,000 shares of Crailar Fiber Technologies Inc. In this regard, we note that you continue to disclose that net income for the nine month period ended September 30, 2005 was $501,089, the net income amount reported prior to your restatement. Also, you continue to reference the $975,469 gain realized during the nine month period ended September 30, 2005.

Response:       We thank the Staff for its comments in this regard and hereby confirm that the Company has revised its MD&A disclosure to take into account the removal of the $975,469 gain originally recorded on the sale of the Crailar Fiber shares. Such revisions include the replacement of the $501,089 net income figure previously reported with a net loss figure of ($474,380) for the nine-month period ended September 30, 2005.

Staff Comment:

Interim Consolidated Statements of Operations and Deficit, page 7

5.         Please revise to remove the separate presentation of diluted loss per share and the weighted average number of shares outstanding used in the computation of diluted loss per share for all periods presented since assuming conversion, exercise, or contingent issuance is antidilutive for all periods. Refer to paragraph 13 of SFAS 128.

Response:       We thank the Staff for its comments in this regard and hereby confirm that the Company has revised this disclosure to remove the separate presentation of diluted loss per share and the weighted average number of shares outstanding used in the computation of diluted loss per share for all periods presented.

Indeed, we trust that each of the foregoing and the enclosed Amended Forms are clear and satisfactory in response to the Recent SEC Letter. As such, we confirm that that it is the Company's intention to file the enclosed Amended Forms electronically pursuant to Regulation S-T on or around the date of this letter.

On behalf of the Company we sincerely thank and appreciate the SEC's attention to and ongoing cooperation in this matter.

Yours very truly,

/s/ Thomas J. Deutsch

Thomas J. Deutsch
for Lang Michener LLP

cc: Kenneth Barker